InterOil Corporation Antelope-1 Well Drilling Report No. 3 December 18, 2008

Prospect:	Antelope

Type:	Appraisal well

Location:	PPL 238, Eastern Papuan Basin 294,277m E; 9,210,679m N - AGD 66, Zone 55

Current Status:	Preparing to run 9 5/8 inch casing to 5,738 feet (1,749 meters) after reaching the top limestone at 5,735 feet (1,748 meters). This is 1,595 feet (486 meters) higher than the top limestone at Elk-4.

Past activity:
Drilled a 13 inch top hole and 12 1/4 inch bottom hole section from 3,288 feet (1,002 meters) to 5,738 feet (1,749 meters).  Coal and shallow marine fossils fragments were observed in the lower claystone section indicating a shallow marine depositional environment. Limestone and dolomite were present at the top of the carbonate reservoir interval.  Back ground gas (C1-methane to C5-pentane)* was observed while drilling the lower claystone and carbonate interval.

(*note: previous wells drilled in the area have experienced background gas, however background gas in no way confirms commercial accumulations of hydrocarbons reached to date on this well, until the well is drilled out and testing and logging is completed.  The structure may need further geological, geophysical and appraisal work before a commercial confirmation of gas accumulations.  There is no assurance that any such accumulations will be established.)

Planned Total Depth:	Approximately 8,200 feet (2500 meters)

Operator:	InterOil subsidiary, SPI (208) Limited.

Prospect Description:	This well is targeting the Puri and Mendi, and Antelope reef limestone.

FOR INVESTOR RELATIONS ENQUIRIES: ( See technical update on InterOil web site)

Cautionary Statements

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.